Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers information pertaining to the Company for the six months ended September 30, 2025 and 2024 and should be read in conjunction with the unaudited condensed consolidated financial statements and related notes of the Company as of and for the six months ended September 30, 2025 and 2024 and related notes thereto. Except as otherwise noted, the financial information contained in this MD&A and in the financial statements has been prepared in accordance with accounting principles generally accepted in the United States of America. All amounts are expressed in U.S. dollars unless otherwise noted. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors.

Critical Accounting Policies and Critical Accounting Judgments and Estimates

The Company prepared the unaudited condensed consolidated financial statements in accordance with U.S. GAAP. These accounting principles require the Company to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each period, and the reported amounts of revenues and expenses during each period. The Company continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, its expectations regarding the future based on available information, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of the accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, contract assets, contract liabilities and income taxes, of which the details are set out in our unaudited condensed consolidated financial statements.

Recently Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 for the six months ended September 30, 2025 and 2024 to the unaudited condensed consolidated financial statements, “Summary of Significant Accounting Policies”.

Critical accounting estimates

You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. The Company believes the following accounting policies involve the most significant judgments and estimates used in the preparation of our unaudited condensed consolidated financial statements.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

As a professional interior design and fit-out service provider, the Company recognizes revenue based on the effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the right to bill the customer as costs are incurred.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the six months ended September 30, 2025. Changes in estimates can routinely occur over the contract term for a variety of reasons including changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceed the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

Our operating subsidiaries’ contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

Results of Operations

Comparison of Six Months Ended September 30, 2025 and 2024

The following table sets forth key components of the results of operations for the six months ended September 30, 2025 and 2024:

	For the Six Months Ended September 30,
	2025	2024	Variance	% of variance
Revenue	$634,222	$125,591	$508,631	404.99%
Cost of revenue	430,065	89,740	340,325	379.23%
Gross profit	204,157	35,851	168,306	469.46%

Operating expenses
Depreciation and amortization	99	-	99	100.00%
Selling, general and administrative	977,123	94,075	883,048	938.66%
Professional services	1,519,903	6,573	1,513,330	23,023.43%
Advertising and marketing	159,658	11,911	147,747	1,240.42%
Salaries and wages	982,040	76,237	905,803	1,188.14%
Total operating expenses	3,638,823	188,796	3,450,027	1,827.38%

Loss from operations	(3,434,666)	(152,945)	(3,281,721)	2,145.69%

Other income (expense)
Government subsidies	9,017	-	9,017	100.00%
Interest expense	(7,076)	(40,735)	33,659	(82.63)%
Interest income	273	818	(545)	(66.63)%
Total other income (expense), net	2,214	(39,917)	42,131	(105.55)%

Loss before income tax expense	(3,432,452)	(192,862)	(3,239,590)	1,679.75%
Income tax expense	-	-	-	0.00%
Net loss	$(3,432,452)	$(192,862)	$(3,239,590)	1,679.75%

Revenue

The following table sets forth the breakdown of the revenue by major revenue type for the six months ended September 30, 2025 and 2024, respectively:

	For the Six Months Ended September 30,
	2025		2024		Variance
	(US$)	% of revenue	(US$)	% of revenue	Amount	%
Revenue
Design, Design and fit-out	618,859	97.58%	50,336	40.08%	568,523	1,129.46%
Others	15,363	2.42%	75,255	59.92%	(59,892)	(79.59)%
Total revenue	634,222	100.00%	125,591	100.00%	508,631	404.99%

The Company’s revenue increased by $508,631, or 404.99%, from $125,591 for the six months ended September 30, 2024 to $634,222 for the six months ended September 30, 2025, primarily due to a growth in customer demand for services during the six months ended September 30, 2025. The primary reason for the increase in revenue was the continuous fulfillment of new design, design and fit-out contracts earned in the six months ended September 30, 2025. The Company expects revenue to improve in the coming years if the business environment stabilizes, construction activities resume, and investment sentiment recovers.

Despite the challenging environment, the Company’s backlog of ongoing projects provides a certain degree of revenue stability going forward. As of September 30, 2025, the Company had 13 projects in progress with a total contract amount of $1,345,254 and recognized cumulative revenue of $675,641 as of September 30, 2025. The Company expects that such projects in progress as of September 30, 2025 will be completed and the remaining related revenue of $669,613 will be recognized during the ten months ending July 31, 2026. Due to the recovery in client activities from the first quarter of fiscal year 2026, new projects are secured, which may support revenue growth in the coming periods.

Revenue from the design, design and fit-out services increased by $568,523, or 1,129.46%, from $50,336 for the six months ended September 30, 2024 to $618,859 for the six months ended September 30, 2025. The increase was mainly due to a growth in customer demand for design and fit-out services during the six months ended September 30, 2025. This exceptional growth was primarily driven by the successful execution of a major project secured in June 2025, which was substantially completed by the end of September 30, 2025.

Others represent revenue from the application and project management services, which decreased by $59,892, or 79.59%, from $75,255 for the six months ended September 30, 2024 to $15,363 for the six months ended September 30, 2025. The significant decrease was primarily caused by a decline in revenue from application assignments. The application is still in progress as of September 30, 2025 and is expected to be completed in the coming year.

The following table presents revenue by property type for the six months ended September 30, 2025 and 2024, respectively:

	For the Six Months Ended September 30,
	2025		2024		Variance
	(US$)	% of revenue	(US$)	% of revenue	Amount	%
Revenue
Commercial	$628,025	99.03%	$56,692	45.14%	$571,333	1,007.78%
Industrial	2,947	0.46%	37,354	29.74%	(34,407)	(92.11)%
Residential	3,250	0.51%	31,545	25.12%	(28,295)	(89.70)%
Total revenue	$634,222	100.00%	$125,591	100.00%	$508,631	404.99%

Revenue from commercial project increased by $571,333 or 1,007.78%, from $56,692 for the six months ended September 30, 2024 to $628,025 for the six months ended September 30, 2025. The increase was primarily due to the launch of new design and fit-out projects, which resulted in an uptick in business during the six months ended September 30, 2025.

Revenue from industrial projects decreased by $34,407, or 92.11%, from $37,354 for the six months ended September 30, 2024 to $2,947 for the six months ended September 30, 2025. This revenue decline is directly attributable to a lack of active, revenue-generating industrial projects during the six months ended September 30, 2025. The completion of prior projects in the six months ended September 30, 2024, coupled with a subdued pipeline for new industrial contracts in the six months ended September 30, 2025, resulted in this temporary absence of activity within the industrial segment.

Revenue from residential projects decreased by $28,295, or 89.70%, from $31,545 for the six months ended September 30, 2024 to $3,250 for the six months ended September 30, 2025. The decline was mainly due to the fewer residential projects recognized during the six months ended September 30, 2025. However, the Company expects that revenue from the on-going residential segment will increase in the six months ending March 31, 2026 as work progresses and these projects reach revenue recognition milestones.

Cost of revenue

The following table sets forth the breakdown of the cost of revenue for the six months ended September 30, 2025 and 2024:

	For the Six Months Ended September 30,
	2025		2024		Variance
	(US$)	% of cost of revenue	(US$)	% of cost of revenue	Amount	%
Cost of revenue
Subcontracting and material costs	$362,304	84.24%	$54,881	61.16%	$307,423	560.16%
Project staff costs	67,761	15.76%	34,859	38.84%	32,902	94.39%
Total cost of revenue	$430,065	100.00%	$89,740	100.00%	$340,325	379.23%

The cost of revenue increased by $340,325, or 379.23%, from $89,740 for the six months ended September 30, 2024 to $430,065 for the six months ended September 30, 2025, which was mainly due to the increase in subcontracting and material costs and in line with the increase in our revenue.

The Company generally outsources its fit-out projects to internally approved subcontractors. The subcontracting costs mainly represented the charges and fees paid to the subcontractors who provided labor and services to carry out the fit-out works, and the material costs paid to fit-out material suppliers who provided fit-out materials for completing the fit-out works. The subcontracting and material costs increased by $307,423, or 560.16%, from $54,881 for the six months ended September 30, 2024 to $362,304 for the six months ended September 30, 2025, which was mainly due to the increase in revenue, as stated above, during the six months ended September 30, 2025.

Project staff costs represented salaries and mandatory provident funds provided to the staff in project management and design teams who were directly involved in provision of services in the projects. Project staff costs increased by $32,902, or 94.39%, from $34,859 for the six months ended September 30, 2024 to $67,761 for the six months ended September 30, 2025. The increase was mainly due to the increase in revenue during six months ended September 30, 2025.

Gross profit

Gross profit from major revenue type is summarized as follows:

	For the Six Months Ended September 30,
	2025	2024	Variance	% of Variance
Design-only, Design and fit-out
Gross profit	$199,403	$(7,609)	$207,012	2,720.62%
Gross profit margin	32.22%	(15.12)%	47.34%

Others
Gross profit	$4,754	$43,460	$(38,706)	(89.06)%
Gross profit margin	30.94%	57.75%	(26.81)%

Total
Gross profit	$204,157	$35,851	$168,306	469.46%
Gross profit margin	32.19%	28.55%	3.64%

Total gross profit demonstrated remarkable growth, increasing by $168,306 or 469.46%, up from $35,851 for the six months ended September 30, 2024 to $204,157 for the six months ended September 30, 2025. The increase in total gross profit was primarily driven by a significant uplift in overall revenue, reflecting stronger commercial performance during six months ended September 30, 2025. Total gross profit margin increased by 3.64% from 28.55% for the six months ended September 30, 2024 to 32.19% for the six months ended September 30, 2025. This improvement was strategically driven by a favorable shift in the project mix. A greater proportion of revenue was generated from higher-margin service offerings, specifically design-only, design and fit-out services. Conversely, the “Others” project type experienced a significant downturn in both revenue and margin, with gross profit decreasing by $38,706 or 89.06%, and gross profit margin decreased from 57.75% to 30.94%. The overall result shows the Company’s effort to move its portfolio toward higher-value, higher-margin service offerings, improving the Company’s gross margin profile and demonstrating an effective execution of its business strategy.

In addition to the mix shift, the margin improvement also reflected better project execution—through tightened cost control, more accurate quoting, and leaner staffing aligned with project timelines. These efforts indicate that the Company is not merely scaling up in size, but actively enhancing operational efficiency and sharpening its project delivery capabilities.

Gross profit from major project type is summarized as follows:

For the Six Months Ended September 30,
	2025	2024	Variance	% of variance
Commercial
Gross profit	$203,043	$24,398	$178,645	732.21%
Gross profit margin	32.33%	43.04%	(10.71)%

Industrial
Gross profit	$(84)	$4,648	$(4,732)	(101.81)%
Gross profit margin	(2.85)%	12.44%	(15.29)%

Residential
Gross profit	$1,198	$6,805	$(5,607)	(82.40)%
Gross profit margin	36.86%	21.57%	15.29%

Total
Gross profit	$204,157	$35,851	$168,306	469.46%
Gross profit margin	32.19%	28.55%	3.64%

The overall gross profit margin improved by 3.64%, increasing to 32.19% for the six months ended September 30, 2025, compared to 28.55% for the same period in 2024. This enhancement was principally driven by the dramatic increase in the absolute gross profit generated by the commercial project, which, despite a decrease in its own gross profit margin from 43.04% to 32.33%, became the dominant component of our total gross profit and was the main factor influencing the overall margin uplift.

The gross profit from commercial projects increased by $178,645, or 732.21%, from $24,398 for the six months ended September 30, 2024 to $203,043 for the six months ended September 30, 2025. The increase was primarily due to continuous cost control and operational efficiency on commercial projects during the six months and launch of new assignments. As a result, the gross profit margin from commercial projects decreased from 43.04% for the six months ended September 30, 2024 to 32.33% for the six months ended September 30, 2025.

The gross profit from industrial projects decreased by $4,732, or 101.81%, from $4,648 for the six months ended September 30, 2024 to $(84) for the six months ended September 30, 2025. The gross profit margin from industrial projects decreased from 12.44% for the six months ended September 30, 2024 to (2.85)% for the six months ended September 30, 2025. This adverse movement was mainly due to underestimation of costs for completed projects, which led to actual direct project expenses exceeding revenue upon final accounting. The management will strengthen the monitoring of direct costs throughout the project lifecycle and implementing stricter approval processes for variances to prevent similar occurrences in the future.

The gross profit from residential projects decreased by $5,607, or 82.40%, from $6,805 for the six months ended September 30, 2024 to $1,198 for the six months ended September 30, 2025. The gross profit margin from residential projects increased from 21.57% for the six months ended September 30, 2024 to 36.86% for the six months ended September 30, 2025, mainly due to improved cost control and a higher proportion of early-stage design work. Two major residential contracts signed in February 2025 are expected to drive revenue growth in the next fiscal year.

Operating expenses

Operating expenses consist of the following:

	For the Six Months Ended September 30,	For the Six Months Ended September 30,
	2025	2024	Variance	% of variance
Depreciation and amortization	$99	$-	$99	100.00%
Selling, general and administrative	977,123	94,075	883,048	938.66%
Professional services	1,519,903	6,573	1,513,330	23,023.43%
Advertising and marketing	159,658	11,911	147,747	1,240.42%
Salaries and wages	982,040	76,237	905,803	1,188.14%
Total operating expenses	$3,638,823	$188,796	$3,450,027	1,827.38%

The selling, general and administrative increased by $883,048, or 938.66%, from $94,075 for the six months ended September 30, 2024 to $977,123 for the six months ended September 30, 2025. The increase was largely attributable to the establishment of our U.S. headquarters in Rolling Hills, California, alongside the scaling of IT infrastructure and travel activities associated in the six months ended September 30, 2025.

Professional services increased by $1,513,330, or 23,023.43%, from $6,573 for the six months ended September 30, 2024 to $1,519,903 for the six months ended September 30, 2025. This substantial rise was primarily due to engaging specialized legal, accounting, and consulting services essential for ensuring the Company’s full compliance with U.S. GAAP and SEC rules. This expenditure reflects our commitment to robust financial reporting and regulatory adherence. We anticipate this expenditure will decline in future periods as the enhanced policy and internal control framework becomes fully effective.

The advertising and marketing increased by $147,747, or 1,240.42%, from $11,911 for the six months ended September 30, 2024 to $159,658 for the six months ended September 30, 2025. This substantial increase was a strategic and deliberate investment to support the Company’s significant expansion initiatives following its successful initial public offering (the “IPO”). The capital raised provided the necessary resources to build market presence and brand awareness.

The salaries and wages expenses increased by $905,803, or 1,188.14%, from $76,237 for the six months ended September 30, 2024 to $982,040 for the six months ended September 30, 2025. This growth resulted from strategic investments in our U.S. operations, driven by the addition of new staff and salary adjustments for senior management to attract and retain key talent. Our U.S. office, located in Rolling Hills, California, serves as a strategic office for business development and market expansion in North America.

Our U.S. team is focused on expanding our market presence and driving future growth. We are building relationships with local firms, engaging early clients, and have launched our AI-driven architectural services. These efforts will secure our long-term position in high-growth markets and demonstrate early operational success as we scale our advanced services.

Other income (expenses)

Other income (expenses) mainly includes interest expenses, interest income and other government subsidies income.

Interest income. The Company recorded interest income of $273 and $818 for the six months ended September 30, 2025 and 2024, respectively.

Interest expense on bank borrowings. The interest expenses on bank borrowings were $7,076 and $40,735 for the six months ended September 30, 2025 and 2024, respectively.

Other income mainly represents the government subsidies.

Government subsidies. Government subsidies relate to the SME Export Marketing Fund. The SME Export Marketing Fund (EMF) is a funding scheme administered by the Trade and Industry Department (TID) of the Hong Kong Special Administrative Region (HKSAR) Government. Its primary objective is to help small and medium-sized enterprises (SMEs) in Hong Kong expand their businesses through participation in export promotion activities. It provides financial assistance to reduce the cost of marketing and entering new markets outside of Hong Kong. The Company recognizes government subsidies as other income when they are received, as the subsidies are not subject to any past or future performance conditions. The Company does not expect to receive additional subsidies under this TVP. Government subsidies received and recognized as other income totaled $9,017 and nil for the six months ended September 30, 2025 and 2024, respectively.

Income tax expense. Our Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, our Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Our operating subsidiary, Office for Fine Architecture Limited, is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $256,082 (HK$2,000,000), and 16.5% on any part of assessable profits over $256,082 (HK$2,000,000). The Company believes there were no uncertain tax positions as of September 30, 2025 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Net loss. As a result of the foregoing, the Company reported a net loss of $3,432,452 for the six months ended September 30, 2025, as compared to a net loss of $192,862 for the six months ended September 30, 2024.

Other comprehensive income (loss). Foreign currency translation adjustment amounted to $96,515 and $(2,159) for the six months ended September 30, 2025 and 2024, respectively. The balance sheet amounts, with the exception of equity, on were translated at $1.00 to HK$7.78 on September 30, 2025, as compared to $1.00 to HK$7.78 on March 31, 2025. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended September 30, 2025 and 2024 were $1.00 to HK$7.81 and $1.00 to HK$7.81, respectively. The change in the value of the HK$ relative to the U.S. dollar may affect the financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

To date, the Company has financed its operations primarily through cash flows from operations, loans from banks and related parties and the IPO proceeds. In addition, the Company continues to maintain access to existing bank credit lines and may consider short-term bridge financing if required to support operational liquidity.

As reflected in the unaudited condensed consolidated financial statements, the Company had net loss of $ 3,432,452 for the six months ended September 30, 2025, as compared to net loss of $192,862 for the six months ended September 30, 2024. As of September 30, 2025, the Company had cash of $505,786 compared to $31,950 as of March 31, 2025. The Company had negative working capital that amounted to $3,187,582 as of September 30, 2025 and positive working capital of $93,229 as of March 31, 2025. The working capital requirements are influenced by the size of our operations, the volume and dollar value of our service contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of September 30, 2025, the Company had an outstanding bank borrowings balance of $473,566, of which the bank borrowings of $2,664 will be payable within one year and the bank borrowings of $470,902 will be payable after one year. The bank borrowings are at an annual effective interest rate of 3.00%.

The Company believes that its current cash and cash flows provided by operating activities, loans from banks, and the net proceeds from its IPO will be sufficient to meet its working capital needs in the next 12 months from the balance sheet date. If additional funding is needed, the Company believes it would have access to supplemental bank facilities or bridge financing options, subject to prevailing market conditions. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to the existing shareholders.

Even though the management believes that it will be able to successfully execute its business plan, which includes increasing market acceptance of the Company’s services to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position, third-party financing and capital issuance, and meet the Company’s future liquidity needs, there can be no assurances in that regard.

As of September 30, 2025, the Company completed its IPO and received net proceeds that significantly strengthened its capital base and overall liquidity position. Management believes that, with enhanced financial resources and improved access to capital markets, the Company is well-positioned to support its operations and execute its growth strategies over at least the next twelve months. As a result, no going concern uncertainty is considered necessary, and the unaudited condensed consolidated financial statements do not include any related adjustments.

The following table sets forth a summary of the cash flows for the six months ended September 30, 2025 and 2024:

	For the Six Months Ended September 30,
	2025	2024
Net cash provided by (used in) operating activities	$1,074,593	$(92,399)
Net cash used in investing activities	$(16,041,299)	$-
Net cash provided by financing activities	$15,345,000	-
Net increase (decrease) in cash and restricted cash	$378,294	$(92,399)
Effect of currency translation on cash and cash equivalents	$95,542	$1,292
Cash and restricted cash at the beginning of the period	$31,950	$268,160
Cash and restricted cash at the end of the period	$505,786	$177,053

Operating Activities

Net cash provided by operating activities amounted to $1,074,593 for the six months ended September 30, 2025, mainly derived from the net loss of $3,432,452, mainly offset by increase in share-based compensation expense and accrued expenses.

Net cash used in operating activities amounted to $92,399 for the six months ended September 30, 2024, mainly derived from the net loss of $192,862, plus the decrease in due to related parties, mainly offset by decrease in contract assets and increase in contract liabilities.

Investing Activities

Net cash used in investing activities amounted to $16,041,299 for the six months ended September 30, 2025, primarily attributable to strategic investment in the OFA internal software system as per a co-development agreement. With this investment, the Company will receive an exclusive perpetual, irrevocable, worldwide, royalty-free license with UI design, automated structural plan generation modules, and generation modules for mechanical, electrical, plumbing, and drainage plans compliant with U.S. codes.

Financing Activities

Net cash provided by financing activities amounted to $15,345,000 for the six months ended September 30, 2025, primarily attributable to the proceeds from issuance of ordinary shares upon IPO.

Net cash provided by financing activities amounted to nil for the six months ended September 30, 2024.

Trend Information

Except for the information disclosed, the Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. However, the Company remains cautiously optimistic about the fiscal year outlook, particularly in light of new residential contracts signed in February 2025 and new commercial contracts signed in June 2025 and a gradual pickup in client engagement activity in the first quarter of fiscal year 2026. While macroeconomic headwinds and demand-side uncertainties continue to pose challenges, these recent developments may signal early signs of recovery in the sector.

Off-Balance Sheet Arrangements

The Company did not have during six months ended September 30, 2025 and 2024, and it does not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

Commitments

As of September 30, 2025, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its financial position, cash flows or results of operations on an individual basis or in the aggregate. As of September 30, 2025, the Company is not a party to any material legal or administrative proceedings.

The following table summarizes the contractual obligations as of September 30, 2025:

	Payments due by period
		Less than	1 – 3	3 – 5	More than
Contractual obligations	Total	1 year	years	years	5 years
Bank borrowings	$473,566	$2,664	$91,197	$153,037	$226,668
Future lease payments	54,978	16,344	38,634
	$528,544	$19,008	$129,831	$153,037	$226,668

Inflation

As of the date of this report, with increased inflation pressure, many major central banks have expedited monetary policy tightening, which has resulted in an economic downturn in Hong Kong. Such a downturn in Hong Kong’s economy has led to a decline in our consumers’ demands for our services in Hong Kong, which has affected our business, and, in turn negatively impacted our business and results of operations. In order to adapt, we and our subsidiaries would endeavor to seek new business opportunities and would continue to take a conservative approach to cost budgeting, including, but not limited to, withholding distribution of staff bonuses, reconsidering staffing needs and applying greater pressure on the pricing negotiations with subcontractors and suppliers.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.